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SECURITIES AND EXCHANGE COMMISSION
450, 5th Street

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2003.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre, Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: February 27, 2003	By:	/s/ NORIE C. CAMPBELL
	Name:	Norie C. Campbell
	Title:	Associate Vice President

Thursday, February 27, 2003

TD Bank Financial Group
First Quarter Results in Line with Expectations

First Quarter Highlights

  •
  On an operating cash basis1, diluted earnings per share was $.70, compared with loss per share of $.10 for the fourth quarter ended October 31, 2002 and diluted earnings per share of $.78 for the same period last year.

  •
  On a reported basis2, diluted earnings per share was $.50, compared with loss per share of $.34 for the fourth quarter ended October 31, 2002 and diluted earnings per share of $.55 for the same period last year.

  •
  On an operating cash basis, return on total common equity for the quarter was 15.6%, compared with (2.1)% for the fourth quarter ended October 31, 2002 and 16.4% for the same quarter last year.

  •
  On a reported basis, return on total common equity for the quarter was 11.1%, compared with (7.4)% for the fourth quarter ended October 31, 2002 and 11.5% for the same quarter last year.

  •
  Operating cash basis net income was $480 million, compared with an operating cash basis net loss of $40 million for the fourth quarter ended October 31, 2002 and operating cash basis net income of $528 million for the same quarter last year.

  •
  Reported net income was $347 million for the quarter, compared with a loss of $196 million for the fourth quarter ended October 31, 2002 and net income of $378 million from the same quarter last year.

(All figures reported in Canadian dollars. For financial results, which include both operating cash and reported earnings, please see table on page 7.)

TORONTO (February 27, 2003) — TD Bank Financial Group (TDBFG) today announced its financial results for the first quarter ended January 31, 2003, reporting an operating cash basis net income of $480 million, compared with $528 million for the same period last year.

        On an operating cash basis, diluted earnings per share was $.70 for the first quarter, compared with $.78 in the same quarter last year. Operating cash basis return on total common equity was 15.6% for the quarter compared with 16.4% for the same period last year. Reported net income was $347 million for the first quarter, compared with $378 million in the same quarter last year. Reported diluted earnings per share was $.50 for the first quarter compared with $.55 for the same period last year. Reported return on total common equity was 11.1% for the quarter as compared with 11.5% last year.

        "Overall, our performance for the first quarter marks a satisfactory improvement from where we left off at the end of fiscal 2002. It also confirms that we have earnings power," said W. Edmund Clark, TD Bank Financial Group President and Chief Executive Officer. "We are pleased to have an early indication that we are once again moving in the right direction in terms of generating sustainable and consistent earnings."

1
Operating cash basis and reported results referenced in this news release are explained in detail on page 7 under the "How the Bank Reports" section.

2
Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Capital

        As at January 31, 2003, the Bank's Tier 1 capital ratio was 8.5% compared with 8.1% at October 31, 2002.

Business Segments

Personal and Commercial Banking

        TD Canada Trust (TDCT) reported record earnings for the quarter, with strong growth over both the previous quarter and prior year periods. Cash basis net income was $309 million for the quarter, up by $22 million or 8% over the fourth quarter and $28 million or 10% over the same period last year.

        Real estate lending, which includes mortgages and home equity lines of credit, showed continued momentum during the quarter at $89.4 billion, up $1.5 billion over the fourth quarter and $4.9 billion or 6% over the same period last year. TDCT reported steady growth in individual deposits at $81.8 billion, up $.8 billion over the fourth quarter and $4.7 billion or 6% over the same period last year. Business deposits rose to $25.1 billion, up $1.3 billion over the fourth quarter and $3.2 billion or 15% over the same period last year.

        Insurance products offered through TD Insurance and TD Meloche Monnex also contributed to TDCT's performance, with originated gross premiums of $282 million in the quarter, up $56 million or 25% over the same period last year.

        Strong volume growth in real estate lending, individual and business deposits and insurance had a positive impact on revenue during the quarter. However, this was offset by declines in margins on deposits and variable rate lending over the previous year, along with reduced sales of wealth management products offered through TDCT branches.

        Operational efficiencies in the retail area continued to improve during the quarter. Expense performance was strong. Expenses decreased by $21 million or 2% compared with the fourth quarter and $7 million or 1% compared with the same period last year. TDCT's efficiency ratio was 57.3% and its Customer Satisfaction Index (CSI) was 85% for the quarter, up from 84.4% over the fourth quarter and from 80.3% over the same period last year, representing its strongest performance since the TD-Canada Trust merger.

        On February 12, 2003, Reader's Digest Canada announced the results of its national survey identifying the most trusted brands in Canada. Canadians across the country were polled by Ipsos Reid and asked to name the brand they trusted most in 35 product categories and then to rate the brand's performance in five key areas: quality, innovation, customer service, advertising and value for money. TD Canada Trust shared the award for Canada's most trusted brand in the banking category.

Wealth Management

        Cash basis net income for the first quarter was $39 million, representing an increase of $17 million or 77% over the fourth quarter and a decrease of $19 million or 33% over the same period last year.

        Compared with the fourth quarter, assets under management remained flat at $112 billion, and down $11 billion or 9% year-over-year reflecting ongoing challenges facing the capital markets. Assets under administration totaled $237 billion at the end of the first quarter, representing $3 billion in growth over the prior quarter.

        Discount brokerage trades in Canada rose during the first quarter, as did the total number of investment advisors and financial planners, who provide clients with guidance on a range of choices relative to their investment needs.

        TD Waterhouse remains profitable in Canada and in the United States, where steps have been taken to significantly reduce the cost base of operations to reflect lower trade volumes while building a strong brand focused on optimizing customer relationships. Outside of North America, the focus continues to be on finding additional ways to build and leverage scale, reduce costs and increase efficiency and productivity.

Wholesale Banking

        For the first quarter of the fiscal year, TD Securities had cash basis net income of $162 million compared with a cash basis net loss of $357 million last quarter. Cash basis net income for the same period last year was $203 million. Total revenue for the quarter was $610 million, compared with record revenues of $929 million in the same quarter last year.

        Although revenue in TD Securities capital markets businesses was down from particularly strong levels last year, first quarter results reflect good performance in the current market environment. Strong demand for Canadian bonds drove an improvement in market activity in this segment, and TD Securities equity structured products group generated gains off of the high demand for convertible debentures.

        Despite weak equity markets and a slower pace of underwriting, and mergers and acquisitions activity, TD Securities lead-managed several transactions. These included: serving as co-lead manager for a $301 million common share offering by Agnico-Eagle Mines Limited, a Canadian-based gold producer; lead manager for a $245 million offering of Quebecor World Inc. subordinated voting shares purchased from Quebecor Inc.; and, co-lead manager for a $500 million offering of AAA-rated Secured Notes debt offering for The Consumers' Waterheater Operating Trust.

        On November 4, 2002, TDBFG announced that it was taking definitive steps to address specific credit challenges. Corporate banking was organizationally split into two separate units, representing 'core' and 'non-core' client groups. During the first quarter, the appropriate infrastructure was put in place so that the Bank can substantially exit its non-core client relationships over the next three year period.

        Earnings for TD Securities in the first quarter reflect almost entirely the performance of the core client group. Non-core client group cash basis net income for the quarter was $6 million. TD Securities did not incur any provision for credit losses in its core or non-core portfolio during the quarter, compared with provisions of $217 million for the same period last year. All loans within the core portfolio are performing. The non-core portfolio has been reduced from $11.2 billion at October 31, 2002 to $9.3 billion at the end of the quarter.

        During the quarter, $236 million of the opening sectoral allowance balance of $1,285 million was utilized as a result of new specific loan loss provisions in the non-core portfolio. $458 million in new impaired loans were recorded, compared with $770 million during the fourth quarter.

        TDBFG remains comfortable with its provisioning and reports that the non-core portfolio is tracking against expectations.

Conclusion

        "We now have the right strategies in place for each of our businesses — we are accelerating our transition towards becoming a more retail-focused financial institution, we have repositioned our wealth management business and we have adopted a new strategy for our wholesale banking operation," said Clark. "And, we expect to gather earnings momentum as we realize the full benefits of the steps we have taken."

About TD Bank Financial Group

        The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG). In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and a leading wholesale bank, TD Securities, operating in over 20 locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million online customers. TD Bank Financial Group had CDN$311 billion in assets as at January 31, 2003. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol 'TD.'

Forward-looking Statements

        This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TDBFG. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, interest rates, changes in government and economic policy, inflation and general economic conditions in geographic areas where TDBFG operates. These and other factors should be considered carefully and undue reliance should not be placed on TD's forward-looking statements. TDBFG does not undertake to update any forward-looking statements.

Further Information

Dan Marinangeli, Executive Vice President and Chief Financial Officer (416) 982-8002

Scott Lamb, Vice President, Investor Relations (416) 982-5075

John McNeil, Senior Manager, External Communications (416) 944-7161

Webcast

        Live audio and video Internet webcast of the Bank's Q1-03 results teleconference call will be offered beginning at 2:00 p.m. EST, and is expected to last for approximately 90 minutes. The webcast will feature presentations by TDBFG executives on the Bank's first quarter financial results, and will be followed by a question and answer period with analysts. The call will be webcast via the TD Bank Financial Group website at www.td.com and will be archived and available for replay on the web site following the webcast for a minimum period of thirty (30) days.

Investor Presentation

        The presentation material to be referenced during the call will be posted to the TDBFG website on February 27, 2003 by approximately 12:00 p.m. EST. It can be accessed at www.td.com, by scrolling down to The Toronto-Dominion Bank's 2003 1st Quarter Results, live audio and video webcast.

Replay

        Replay of the teleconference will be available from February 27, 2003 to March 26, 2003 by calling 1-877-289-8525 toll free or in Toronto (416) 640-1917, and entering passcode 231686 followed by the pound (#) key.

REVIEW OF OPERATING PERFORMANCE

How the Bank Reports

        The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP), which are presented on pages 10 to 15 of the Bank's First Quarter Report to Shareholders and are available at www.td.com. The Bank refers to results prepared in accordance with GAAP as the "reported basis".

        In addition to presenting the Bank's results on a reported basis, the Bank also utilizes the "operating cash basis" to assess each of its businesses and to measure overall Bank performance against targeted goals. The definition of operating cash basis begins with the reported GAAP results and then excludes the impact of special items. There are no special items in the first quarter 2003. For fiscal 2002, the only special item excluded was a gain on sale of the Bank's mutual fund record keeping and custody business in the first and third quarter 2002. The Bank views special items as transactions that are not part of the Bank's normal daily business operations and are therefore not indicative of underlying trends. In addition, the Bank also excludes non-cash charges related to identified intangible amortization from business combinations. Excluding the non-cash amortization charges related to identified intangibles ensures comparable treatment between periods. Consequently, the Bank believes that the operating cash basis provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

        As explained, operating cash basis results are different from reported results determined in accordance with GAAP. The term "operating cash basis results" is not a defined term under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table on the following page provides a reconciliation between the Bank's operating cash basis results and its reported results.

Net Income

        Operating cash basis net income for the quarter was $480 million, compared with $528 million for the same quarter last year. On an operating cash basis, basic earnings per share was $.71, compared with $.79 last year and diluted earnings per share was $.70 this quarter, compared with $.78 in the same quarter last year. Operating cash basis return on total common equity was 15.6% for the quarter as compared with 16.4% last year.

        Reported net income was $347 million for the first quarter, compared with $378 million in the same quarter last year. Reported basic earnings per share was $.50 in the quarter compared with $.56 last year and reported diluted earnings per share was $.50 in the quarter compared with $.55 in the same quarter last year. Reported return on total common equity was 11.1% for the quarter as compared with 11.5% last year.

        The Bank's total economic profit was $76 million in the first quarter 2003 compared with $113 million in the same quarter last year. The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is operating cash basis net income applicable to common shares after providing a charge for invested capital. Invested capital is equal to common equity plus the cumulative amount of goodwill and intangible assets amortized as of the reporting date.

Reconciliation of Operating Cash Basis Results to Reported Results

	For the three months ended Jan. 31
(unaudited, in millions of dollars)
	2003	2002
Net interest income (TEB)	$1,444	$1,261
Provision for credit losses	(112)	(325)
Other income	1,169	1,630
Non-interest expenses	(1,745)	(1,791)

Income before provision for income taxes and non-controlling interest	756	775
Provision for income taxes (TEB)	(253)	(230)
Non-controlling interest	(23)	(17)

Net income — operating cash basis	$480	$528
Preferred dividends	(23)	(23)

Net income applicable to common shares — operating cash basis	$457	$505
Gain on sale of mutual fund record keeping business, net of income taxes	—	14

Net income applicable to common shares — cash basis	457	519
Non-cash intangible amortization, net of income taxes	(133)	(164)

Net income applicable to common shares — reported basis	$324	$355

(dollars)
Basic net income per common share — operating cash basis	$.71	$.79
Diluted net income per common share — operating cash basis	.70	.78
Basic net income per common share — reported basis	.50	.56
Diluted net income per common share — reported basis	.50	.55

Certain comparative amounts have been reclassified to conform with current year presentation.

Net Interest Income

        Net interest income on a taxable equivalent basis (TEB) was $1,444 million this quarter, a year-over-year increase of $183 million. The increase in net interest income primarily related to interest income from trading activities at TD Securities. Net interest income at TD Canada Trust and TD Wealth Management remained relatively unchanged as compared with a year ago.

Other Income

        Other income was $1,169 million, a decrease of $461 million or 28% from the same quarter last year, after excluding a special gain from the sale of the Bank's mutual fund record keeping business in the first quarter 2002. In the first quarter 2002, the Bank sold its mutual fund record keeping business and recorded a pre-tax gain of $18 million. The Bank has excluded this special gain in analyzing its performance as it is not a recurring event. Reported other income was $1,169 million, a decrease of $479 million or 29% from the same quarter last year.

        Trading income reported in other income decreased by $349 million or 81% compared with last year, while trading related income generated by TD Securities — which is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income — was $374 million for the quarter, a decrease of $127 million or 25% as compared with a year ago. This decline is primarily attributable to strong revenues from credit hedging activities and trading gains earned on significant volatility in the corporate credit markets in the first quarter of 2002. In addition, trading related revenues have declined due to a slowdown in corporate underwriting activity as well as decreases in institutional flows. Trading related revenue in the current quarter was supported by good results in equity structured products, fixed income and the foreign exchange businesses.

        The investment securities portfolio realized net gains of $5 million this quarter. This represents a significant decrease from net investment securities gains of $60 million in the first quarter of last year. The decrease is primarily attributable to weaker equity markets leading to fewer exit opportunities and writedowns recorded as a result of other than temporary impairments. Overall, the equity investment securities portfolio continues to have a surplus over its book value of $158 million compared with $228 million at the end of 2002.

        The decline in other income also reflects a decrease in self-directed brokerage revenues of $13 million or 5% compared with the same quarter a year ago. This decrease reflects a 18% drop in average trades per day to 94,000 from 115,000 a year ago. Income from loan securitizations decreased by $11 million or 20%, as compared with the same quarter last year, as a result of lower levels of higher yielding securitized assets. Offsetting this decline in other income was a year-over-year increase in card services and service fees of $14 million or 7% and an increase in insurance revenues of $8 million or 10%.

Non-Interest Expenses

        Total operating cash basis expenses decreased by $46 million from a year ago to $1,745 million, primarily as a result of lower incentive compensation expenses at TD Securities. Operating cash basis expenses exclude non-cash identified intangible amortization. On a reported basis, expenses decreased by $108 million from a year ago to $1,957 million. In the first quarter 2003, the impact of non-cash identified intangible amortization on the Bank's reported expenses was $212 million compared with $274 million in the same quarter a year ago. Beginning in fiscal 2003, the Bank has applied the fair value method of accounting for stock options, and recorded an expense of $2 million this quarter.

        On an operating cash basis, the Bank's overall efficiency ratio weakened to 66.8% in the current quarter from 62.0% the same quarter a year ago. The Bank's consolidated efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for TD Canada Trust, which had an efficiency ratio of 57.3% this quarter as compared with 58.2% a year ago, after excluding non-cash items and funding costs for the acquisition of Canada Trust. On a reported basis, the Bank's overall efficiency ratio weakened to 76.5% from 72.5% in the same quarter a year ago.

Taxes

        The Bank's operating cash basis effective tax rate, on a taxable equivalent basis, was 33.5% for the quarter compared with 29.7% in the same quarter a year ago. The increase in the effective tax rate reflected a shift in the Bank's business mix. On a reported basis, the effective tax rate was 24.5% for the quarter compared with 13.8% a year ago.

Balance Sheet

        Total assets were $311 billion at the end of the first quarter, $33 billion or 12% higher than as at October 31, 2002. Higher volumes from trading securities contributed $11 billion to the increase in total assets with securities purchased under resale agreements representing $13 billion of the increase. As compared with year end, personal loans, including securitizations, increased by $1 billion to reach $44 billion. At the end of the first quarter, residential mortgages, including securitizations, increased by $2 billion from year end to $69 billion. Bank-originated securitized assets not included on the balance sheet amounted to $16 billion compared with $15 billion at October 31, 2002.

        Wholesale deposits increased by $14 billion and securities sold short or under repurchase agreements increased by $9 billion as compared with October 31, 2002. Personal non-term deposits remained stable, as compared with October 31, 2002, at $51 billion while personal term deposits increased by $1 billion to reach $51 billion.

Managing Risk

Credit Risk and Provision for Credit Losses

        During the quarter, the Bank expensed $112 million through the provision for credit losses, compared with $325 million in the same quarter last year. All the provision for credit losses during the quarter were related to the personal and commercial bank. In addition, the Bank transferred $236 million from sectoral allowances for the non-core wholesale bank to specific allowances.

        The total allowance for credit losses (specific, general and sectoral allowances) exceeded gross impaired loans by $674 million at the end of the quarter, compared with a $975 million excess at October 31, 2002. The Bank's total accumulated general allowance for credit losses amounted to $1,217 million at quarter end, an increase of $11 million from October 31, 2002. General allowances are maintained at a level adequate to absorb all credit-related losses not yet identified by individual loan or by an identified sub-portfolio of loans in the Bank's portfolio relating to both loans and off-balance sheet instruments and qualify as Tier 2 capital — to an amount equal to 87.5 basis points of risk-weighted assets — under guidelines issued by the Office of the Superintendent of Financial Institutions.

Market Risk

        The Bank manages market risk in its trading books by using several key controls. The Bank's market risk policy sets out detailed limits for each trading business, including Value at Risk (VaR), stress test, stop loss, and limits on profit and loss sensitivity to various market factors. Policy controls are augmented by active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold which should not be exceeded on average more than once in 100 days. It is also the basis for regulatory capital for market risk. The table below presents average and end-of-quarter VaR usage, as well as fiscal 2002 averages. The Bank backtests its VaR by comparing it to daily net trading revenue. During the first quarter 2003, daily net trading revenues were positive for 98.5% of the trading days. Losses never exceeded the Bank's statistically predicted VaR for the total of our trading related businesses.

Value at Risk Usage

	For the three months ended	For the three months ended	For the twelve months ended
(millions of dollars)	Jan. 31, 2003	Jan. 31, 2003 — Average	Oct. 31, 2002 — Average
Interest rate risk	$(20.2)	$(16.9)	$(17.5)
Equity risk	(5.5)	(6.7)	(11.1)
Foreign exchange risk	(3.6)	(3.1)	(2.1)
Commodity risk	(1.5)	(.4)	(.4)
Diversification effect	11.1	12.5	10.4
Global Value at Risk	(19.7)	(14.6)	(20.7)

Liquidity Risk

        The Bank holds a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions as well as under various stress test scenarios with a base case scenario that defines the minimum amount of liquidity that must be held at all times. This base case scenario provides coverage for 100% of our unsecured wholesale debt coming due as well as other potential deposit run-off and contingent liabilities for a period of 30 days. As of January 31, 2003, our consolidated surplus liquid asset position under the base case scenario at 30 days was $9 billion in Canadian dollars. The Bank ensures that it meets the requirements by managing its cash flows and holding highly liquid assets in Canadian and U.S. dollars as well as other foreign currencies that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring the prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

Interest Rate Risk

        The objective of interest rate risk management is to ensure stable and predictable earnings are realized over time. In this context, the Bank has adopted a "fully-hedged" approach to profitability management for its asset and liability positions. Key aspects of this approach are:

  •
  minimizing the impact of interest rate risk on net interest income and economic value within TD Canada Trust; and

  •
  measuring the contribution of each product on a risk adjusted, fully-hedged basis, including the impact of financial options granted to customers.

        The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at January 31, 2003, an immediate and sustained 100 basis point decrease in rates would have decreased the economic value of shareholders' equity by $37 million after tax.

Capital

        As at January 31, 2003, the Bank's Tier 1 capital ratio was 8.5% compared with 8.1% at October 31, 2002. Risk-weighted assets were virtually unchanged, whereas our Tier 1 capital increased by $464 million or 5% as compared with October 31, 2002, thereby improving our Tier 1 capital ratio.

Review of TD's Businesses

        The Bank's operations and activities are organized around the following operating business segments: Personal and Commercial Banking, Wholesale Banking and Wealth Management. Results of each business segment reflect revenues, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on cash basis net income and return on economic capital. Cash basis results exclude non-cash charges related to identified intangible amortization from business combinations.

Personal and Commercial Banking

        TD Canada Trust reported record earnings for the quarter, with strong growth over both the previous quarter and prior year periods. Cash basis net income was $309 million, $28 million or 10% higher than the same period last year and $22 million or 8% higher than last quarter.

        Total revenue grew 1% from last year on strong volume growth offset by lower margins and reduced sales of TD Wealth Management products in the branches. The overall margin decreased from the prior year as variable rate lending spreads returned to more normalized levels and deposit margins narrowed in the low interest rate environment. Average personal lending volume grew by $5.6 billion or 5% primarily from real estate secured loans, and personal deposit volume grew $4.7 billion or 6%. This growth in customer volumes was achieved during a period when 110 branch mergers were completed. Volume growth was strong in the areas targeted for higher growth: small business and commercial deposits and insurance. Business deposits grew by $3.2 billion or 15% and originated gross insurance premiums grew by $56 million or 25% year-over-year. Commercial loans and acceptances contracted by $1.2 billion or 9% on reduced customer borrowing needs.

        Revenue was unchanged from last quarter as volume growth from business deposits, personal deposits, insurance and real estate lending was offset by a seasonal increase in home and auto insurance claims and a two basis point decline in the margin on average earning assets. Our Retail Branch Customer Satisfaction Index (CSI) was 85.0% for the quarter up from 84.4% in the fourth quarter and from 80.3% for the same period last year.

        Provision for credit losses decreased by $15 million or 11% compared with the same period last year, which included higher losses arising from processing and collection issues that followed the conversion of TD Bank and Canada Trust systems. Provision for credit losses was relatively unchanged from last quarter.

        Cash basis expenses decreased by 1% compared with last year. Expense synergies realized from branch mergers and process improvements contributed to the decrease, offset in part by increases in salaries and employee benefits, severance costs and continued investments in customer service and process improvement initiatives. The two percentage point spread between revenue growth and the decline in expenses resulted in an improvement in the cash basis efficiency ratio from 58.2% to 57.3%. Expenses decreased by 2% compared with last quarter. The overall average number of personnel decreased by 1,700 full-time equivalent compared with last year and by 700 compared with last quarter.

        Priorities for 2003 continue to be improving both revenue growth and operating efficiency. Our revenue focus is to build on the CSI momentum to gain share of business from our current customers as well as continuing to grow areas where we are below our market share, particularly small business banking, commercial banking and insurance offered through TD Insurance and TD Meloche Monnex. We also remain focused on the objective of keeping expense growth below revenue growth thereby continuing to improve our operating efficiency ratio.

Wholesale Banking

        In the first quarter TD Securities had cash basis net income of $162 million, compared with a cash basis net loss of $357 million last quarter and cash basis net income of $203 million in the same quarter last year. Although the results are down from last year they represent good performance in a difficult operating environment.

        Total revenue for the quarter was $610 million, compared with record revenues of $929 million in the same quarter last year. TD Securities revenues are derived from corporate lending, capital markets and investing activities. Corporate lending revenues declined reflecting a significant reduction in the assets and capital of the core lending portfolio consistent with TD Securities more strategic approach to lending. Revenues from capital markets businesses, which includes advisory, underwriting, trading, and execution services, were down meaningfully from last year. Weak equity markets resulted in a slower pace of equity issuance and continued low mergers and acquisitions activity. Debt underwriting also declined in the quarter following an extended period of robust activity driven by sharp rate cuts in the prior year. Lower equity volatility and limited underwriting activity contributed to the year-over-year decline in trading revenues as it led to lower demand for client related structuring and trading services. Furthermore, trading revenues in the first quarter of last year included substantial revenues earned on both credit hedging activities and trading gains that were driven off of significant volatility in credit markets. Revenues from execution services declined modestly from last year due to lower institutional trading volumes and corporate activity. Investing revenues were also down reflecting a less favorable environment for realizations.

        TD Securities did not incur any provision for credit losses in the quarter compared with provisions of $217 million last year. All loans within the core lending portfolio are performing.

        Non-interest expenses of $357 million were $50 million or 12% lower than last year. The decrease is primarily a result of lower variable compensation reflecting lower revenues.

        The results in the first quarter reflect the solid earnings base of TD Securities' core businesses. The results are consistent with our previously announced expectation for TD Securities to generate cash basis net income of $500 to $550 million annually, excluding net securities gains or losses. We maintain a cautious view of the operating environment for the remainder of 2003 as heightened geopolitical risks continue to foster an uncertain economic environment.

        At the beginning of fiscal 2003, we created a non-core credit portfolio to include lending relationships which will be exited over time. Good progress has been made in managing down the portfolio. The non-core portfolio has reduced from $11.2 billion at October 31, 2002 to $9.3 billion at quarter end. In addition, there were no incremental provisions for credit losses charged in the quarter. However, as anticipated, a portion of the sectoral reserves established in 2002 has been utilized. Specific reserves of $236 million were established and transferred from the sectoral reserves. Overall, we remain committed to our goal of reducing non-core exposures as quickly as possible and in a manner that maximizes returns to TD shareholders.

Wealth Management

        TD Wealth Management's first quarter cash basis net income was $39 million, a decrease of $19 million or 33% from last year and an increase of $17 million or 77% versus last quarter. The cash basis efficiency ratio improved 4% from prior quarter, but decreased 4% over last year.

        Total revenue decreased $36 million or 6% from prior year to $544 million, but increased $35 million or 7% from prior quarter. The increase in revenue from the prior quarter is primarily due to increased volume as trades have risen 11% as well as a higher proportion of equity trades in the discount brokerage business. Increased trading revenue in the full-service business also contributed to the revenue increase as our sales professionals have grown by 32 advisors from the previous quarter. New accounts opened within the self-directed brokerage business decreased 24% compared with last year but achieved moderate growth of 1% versus last quarter. Cash basis expenses declined 1% from last year, but increased 2% over last quarter primarily due to salesforce compensation.

        Assets under management remained unchanged from last quarter at $112 billion. This compares with assets under management of $123 billion a year ago. Assets under administration increased by $3 billion or 1% to $237 billion this quarter versus last quarter and decreased $25 billion or 10% versus last year.

        Political and economic uncertainty continues to hamper a meaningful recovery in the United States and Europe, which will negatively impact Canada's export oriented industries. Although consumer spending has been a significant factor in keeping the economy afloat, weakness in big-ticket purchases, such as housing and automotive, combined with consumer uncertainty over the anticipated war may have negative gross domestic product implications over the near term.

        Additionally, markets remain volatile with the S&P/TSX Composite Index increasing 5% and the Dow Jones Industrial Average decreasing 4% during the quarter. As a result, TD Wealth Management experienced mixed results, with sales of fee-based products and advice channels lower than anticipated, while trading volumes in the discount brokerage business remain on track. We continue to manage our costs effectively and look forward to a stablilized market and economic environment that will provide more favourable returns to our shareholders and customers.

Corporate

        The Corporate segment includes non-controlling interests in subsidiaries, certain gains on dispositions of businesses, real estate investments, the effect of securitizations, treasury management, general provisions for credit losses, certain taxable equivalent adjustments and corporate tax level benefits, restructuring costs and residual unallocated revenues and expenses.

        During the current quarter, the Corporate segment had an operating cash basis net loss of $30 million. The most significant factors contributing to this result were net losses related to transfer pricing differences, net treasury activities, and net unallocated revenues, expenses and taxes. In addition, the results included a $14 million after-tax charge for non-controlling interest in subsidiaries.

Thursday, February 27, 2003

TD BANK FINANCIAL GROUP
DECLARES DIVIDENDS

TORONTO — The Toronto-Dominion Bank today announced a dividend in an amount of twenty-eight cents (.28¢) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending April 30, 2003, payable on and after April 30, 2003 to shareholders of record at the close of business on March 20, 2003.

In lieu of cash, holders of TD Bank common shares may choose to reinvest their dividends in common shares of the Bank in accordance with the Dividend Reinvestment Plan (the "Plan").

At the option of the Bank, purchases of such shares can be made in the open market or issued by the Bank from treasury. At this time, the Bank has elected to issue shares from treasury at a 2 1/2% discount to the Average Market Price (as defined in the Plan) until such time as the Bank elects otherwise.

Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company (1-800-387-0825) or on the Bank's website, www.td.com, under Investor Information (Shares and Debt Information). Beneficial or non-registered holders of TD Bank common shares must contact their financial institution or broker to participate.

In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 before the close of business on March 19, 2003. Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.

TD Bank also announced that dividends have been declared on the following Non-cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after April 30, 2003 to shareholders of record at the close of business on April 8, 2003:

  •
  Series G, in an amount per share of U.S. $0.3375;

  •
  Series H, in an amount per share of $0.44375;

  •
  Series I, in an amount per share of $0.01;

  •
  Series J, in an amount per share of $0.31875; and

  •
  Series M, in an amount per share of $0.276849.

For more information contact:	Kim Japp-Delaney Shareholder Relations Legal Department (416) 944-5743
John McNeil Senior Manager, External Communications Corporate & Public Affairs (416) 944-7161

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FORM 6-K SIGNATURES
TD Bank Financial Group First Quarter Results in Line with Expectations
TD BANK FINANCIAL GROUP DECLARES DIVIDENDS